Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-197479

Dated July 17, 2014

Relating to Preliminary Prospectus

Dated September 28, 2016

PRICING TERM SHEET

9.00% Series A Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per Unit)

September 28, 2016

Issuer:	Teekay LNG Partners L.P.

Securities Offered:	Series A Cumulative Redeemable Perpetual Preferred Units

Number of Firm Units:	5,000,000 units

Number of Option Units:	750,000 units

Public Offering Price:	$25.00 per unit; $125,000,000 total (assuming no exercise of the option to purchase additional units)

Underwriting Discounts:	$0.7875 per unit; $3,937,500 total (assuming no exercise of the option to purchase additional units)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after October 5, 2021)

Ratings:	The Series A Cumulative Redeemable Perpetual Preferred Units will not be rated by any nationally recognized statistical rating organization.

Trade Date:	September 28, 2016

Settlement Date:	October 5, 2016 (T+5)

Liquidation Preference:	$25.00, plus accrued and unpaid distributions

Distribution Rate:	9.00% per annum of the $25.00 per unit stated liquidation preference (equivalent to $2.25 per annum per unit)

Distribution Payment Dates:	Quarterly on each January 15, April 15, July 15 and October 15, commencing January 15, 2017

Optional Redemption:	On or after October 5, 2021, the Issuer may, at its option, redeem the Series A Cumulative Redeemable Perpetual Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

CUSIP/ISIN:	Y8564M 113 / MHY8564M1131

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated

Co-Manager:	FBR Capital Markets & Co.

Listing:	The Issuer intends to file an application to list the Series A Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange under the symbol “TGPPRA”. If the application is approved, trading of the Series A Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Preferred Units and is not soliciting an offer to buy the Series A Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC at 1-888-827-7275 or Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.